EXHIBIT 99.189
news release

401 Bay Street, Suite 2010,
P.O. Box 118	Shares outstanding: 113,297,000
Toronto, Ontario
Canada M5H 2Y4	TSX: TCM, TCM.WT
Frankfurt: A6R
November 8, 2007
THOMPSON CREEK ANNOUNCES POSITIVE ENDAKO MINE EXPANSION FEASIBILITY STUDY
•	Incremental capital cost of C$373 million required to expand Endako mill capacity by 78%.

•	Estimated payback from cash flow within three years of becoming fully operational in 2010.

•	Annual molybdenum production would rise to approximately 16 million pounds from current 11.2 million pounds.

•	Long-term average costs would decline by over C$2 per pound.

•	IRR would be 21.3% at assumed molybdenum prices including a long-term price of US$14 per pound starting in 2012 but sensitivity analysis shows IRR would increase to 31% if molybdenum prices are 20% higher.
Thompson Creek Metals Company Inc., one of the world’s largest publicly traded, pure molybdenum producers, today announced the results of the feasibility study conducted by Hatch Ltd. on the proposed mill expansion at the Endako Mine in Northern British Columbia. The Endako Mine is operated as a joint venture with Thompson Creek holding a 75% interest and Sojitz Corporation, a Japanese company, holding the remaining 25% interest.
“The Endako expansion feasibility study indicates a potential significant return on investment for Thompson Creek and its shareholders,” said Kevin Loughrey, President and Chief Executive Officer. “However, we have not yet decided to proceed with the expansion. We first must review the details of the Hatch study and evaluate it with Sojitz Corporation, our joint venture partner at Endako. We anticipate making a decision on the expansion in the next few months.”

The Hatch report evaluates the potential for increasing the processing rate at the Endako mill to 50,000 tonnes of ore per day from the current 28,000 tonnes per day — an increase of 78%.
Hatch has estimated that incremental capital expenditures of C$373 million would be required for the expansion. This estimate is considered to be accurate within plus-or-minus 20%. The capital cost estimates include the acquisition of new equipment for the mine and mill and to increase roasting capacity to 21 million pounds a year, and a C$44 million contingency, but it does not include costs related to new mine equipment for sustained operation at current production rates. All calculations including capital costs assumed a July 2007 Canadian dollar exchange rate of C$1.00 = US$0.94.
The expanded facility could be fully operational by the second quarter of 2010 and would involve an increase in annual molybdenum production at Endako to approximately 16 million pounds beginning in 2010 from the current 11.2 million pounds a year. Of this production, 75% would be to Thompson Creek’s account.
Based on molybdenum price assumptions made by management and used in the study, the internal rate of return (IRR) for the expanded operation would be 21.3% over a 16-year mine life (reduced from 27 years based on the current production rate).
Sensitivity analysis performed by Hatch showed an increase in the IRR to 31% if molybdenum prices are 20% higher than the assumed level, and a decline in the IRR to 16.9% if molybdenum prices are 20% lower.
Projected cash flow through payback of the investment is calculated as occurring in 2013, or approximately three years after commissioning of the expanded mill facilities in 2010.
Management has assumed molybdenum prices will be US$31.50 per pound in 2008, US$27 per pound in 2009, US$23 per pound in 2010, US$17.50 per pound in 2011 and US$14 per pound thereafter. These were converted in the report in Canadian dollars at the assumed exchange rate for the Canadian dollar of C$1.00 = US$0.94 cents.
Fixed and variable operating costs for the expanded operation over the entire 16-year period are estimated at C$6.85 per tonne of ore milled, compared with the current cost of C$8.52 per tonne. The estimated cost reduction of C$1.67 per tonne is largely attributable to the dilution of fixed costs at higher capacity.
This is equivalent to a reduction in long-term average costs to C$7.93 per pound of molybdenum from C$10.39 per pound under the current production rate.
The proposed expansion would include a new crushing, grinding and flotation process, including one SAG mill and two ball mills, seven stages of rougher/scavengers and three stages of cleaners for the flotation process.

The new process would result in a projected recovery improvement of four percentage points. Of this, 1.5 percentage points would be due to the increased retention time in the new rougher scavenger flotation cells and a further 2.5 percentage points due to the finer grind size afforded by the new milling circuit.
Kenneth Collison, P.Eng., Chief Operating Officer, Thompson Creek Metals Company Inc., who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.
About Thompson Creek Metals Company Inc.
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s annual information form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Thompson Creek undertakes no obligation to update forward-looking statements if circumstances or management,s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

For more information, please contact:

Ian McDonald	Tina Cameron
Executive Chairman	Renmark Financial Communications Inc.
Thompson Creek Metals Company Inc.	Tel.: 514-939-3989
Tel: 416-860-1438	tcameron@renmarkfinancial.com
info@tcrk.com

Wayne Cheveldayoff,
Director of Investor Relations
Thompson Creek Metals Company Inc.
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@tcrk.com

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